Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

27th February 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02015762

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2001 Preliminary Announcement of Results
2. Preliminary Financial Statements for the year ended 31st December 2001

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 3/14

[Press/JMHJSH2k20227/p.7]

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton Bermuda

Press Release

www.jardines.com

To: Business Editor

27th February 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
2001 Preliminary Announcement of Results

Highlights

- Underlying earnings per share increased 50% to US¢47.97*
- Hongkong Land and Jardine Strategic lengthen debt profile through bond issues
- Property values in Hong Kong decline
- Dairy Farm successfully exits from Australia
- Mandarin Oriental impacted by adverse international travel market

"We expect conditions in 2002 to remain challenging and it is hard to forecast the timing of the eventual upturn. Nevertheless, we have robust businesses and can look beyond the current economic difficulties with confidence that the Group will deliver long-term value creation to its shareholders."

Henry Keswick, *Chairman*
27th February 2002

* The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the highlights above, and the Chairman's Statement, Managing Director's Review and Operating Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢18.70 per share will be payable on 16th May 2002, subject to approval at the Annual General Meeting to be held on 9th May 2002, to shareholders on the register of members at the close of business on 15th March 2002 and will be available in cash with a scrip alternative. The ex-dividend date will be on 13th March 2002, and the share registers will be closed from 18th to 22nd March 2002, inclusive.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong
Incorporated in Bermuda with limited liability

Jardine Matheson Holdings Limited

Preliminary Announcement of Results
For The Year Ended 31st December 2001

In what proved to be an unexpectedly challenging year the Company made good progress across the board, strengthening its core businesses, restructuring or disposing of operations that had been facing problems, improving its debt profile and raising its holdings in Group companies.

Results

The year saw a steadily worsening global economic environment, culminating in the shock of the terrorist attack on the United States on 11th September. Only towards the end of the year, following a series of US and European interest rate cuts, did the decline show signs of bottoming out. Asian economies reacted with disappointing growth or, in some cases, recession. Against this background it was a real achievement that the Company was able to increase earnings per share by 50% to US¢47.97. Underlying profit, after higher interest charges incurred in implementing a substantial share repurchase programme, rose by 5%.

There were positive turnarounds in Dairy Farm and in Jardine Motors' UK operations, and a continued strong performance by Jardine Lloyd Thompson. Hongkong Land performed well in soft rental markets, although there were reductions in values in its property portfolio. Cycle & Carriage had a difficult year in its traditional motor and property businesses and the weakness in the Indonesian currency had a negative impact in an otherwise successful year for its affiliate, Astra. Mandarin Oriental encountered unusually severe conditions in the wake of the terrorist events, while the performance of several Jardine Pacific companies was held back by generally adverse markets.

The Group's financial statements are prepared under International Accounting Standards, which now require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. With the Group's extensive property interests, this accounting treatment can give rise to significant fluctuations in reported results. For the year under review, negative movements in valuations, partly reversing the positive movements in the prior year, have led to a reported loss.

The Board is recommending a final dividend of US¢18.70 per share, which, together with the interim dividend of US¢7.80 per share, gives an unchanged dividend for the full year of US¢26.50 per share.

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Corporate Developments

During the year, Hongkong Land and Jardine Strategic both materially lengthened the maturity of their debt through international bond issues. Jardine Pacific and Jardine Motors Group continued to concentrate their operations through planned disposals, while Dairy Farm substantially completed the complex sale of its Australian business.

On the expansionary side, Mandarin Oriental has embarked on new hotel projects in Tokyo and Washington, while its New York development remains on target for completion in 2003. Dairy Farm has increased its investment in several Asian countries; in particular, it is expanding its successful hypermarket format in Southeast Asia. Hongkong Land has continued its development programme with a new commercial project in Singapore and a residential project in Beijing, and Chater House in Hong Kong will come on stream in 2002.

For some years the Group has invested part of its available cash flow in increasing its holdings in Group companies, where it is considered that this is the optimum use of its resources and where such action is expected to improve earnings or net assets per share. This policy was successfully maintained in 2001, further reducing the Company's own outstanding shares and raising the stakes in the Group's core businesses.

Prospects

In conclusion, the Chairman, Henry Keswick said, "We expect conditions in 2002 to remain challenging and it is hard to forecast the timing of the eventual upturn. Nevertheless, we have robust businesses and can look beyond the current economic difficulties with confidence that the Group will deliver long-term value creation to its shareholders."

A Good Performance in a Difficult Year

The overall picture of the year was one of mixed performances across the Group, in most cases hampered by poor economic conditions. There were improved performances from Dairy Farm, Jardine Motors Group and Jardine Lloyd Thompson, but lower results at Jardine Pacific and Mandarin Oriental. Hongkong Land's revenues and declining asset values reflected poor sentiment in the property market, but the company produced an increased contribution at the Jardine Matheson level due to the Group's larger holding. Reduced foreign exchange losses and an improved performance from Astra enhanced Cycle & Carriage's contribution, but a difficult year in its motor business reduced its underlying result.

The Group's financing charges rose as higher average levels of debt during the year, arising largely from share repurchases, counterbalanced the lower average cost of borrowing. In such circumstances, the 50% increase in earnings per share is a clearer indication of the Group's overall performance than the 5% increase in underlying profit.

Two major problems - at Dairy Farm's Australian subsidiary, Franklins, and at the UK operations of Jardine Motors Group - were successfully resolved. The complex phased disposal of Franklins over the second half of the year was executed with considerable skill, as was the restructuring, now in its final phases, of the UK motors operation by its new management team.

Optimisation of Resources

We retain a clear focus on our primary goal of maximising shareholder value. We aim to achieve this by supporting profitable initiatives in our core businesses and concentrating our resources wherever the best investment opportunities lie, but always against a background of sound finances. We continue to use and refine value added measurement tools to provide benchmarks in the assessment of business performance.

During the year further purchases of shares in Group companies were made. We believe that such purchases offer good potential for growth in value over the longer term, while providing an immediate enhancement of earnings and net asset value per share. The Company purchased 2.3% of its own shares, increasing Jardine Strategic's attributable interest to 51%, while in turn its interest in Jardine Strategic rose to 75%. Jardine Strategic's other interests have also increased, and it now holds 41% of Hongkong Land, 62% of Dairy Farm, 66% of Mandarin Oriental and 29% of Cycle & Carriage.

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The Group took advantage of a significant decline in US dollar interest rates to enhance its debt profile. In all, US$900 million was raised on excellent terms through two maiden global ten-year bond issues, enabling Hongkong Land and Jardine Strategic to diversify their sources of debt financing. We also renewed a significant number of bank facilities on improved terms. The Group's portfolio of first class businesses with strong cash flows has proven its worth not only in assuring stability of earnings in challenging times but also in securing this favourable access to financial markets.

The proceeds from disposals have moved Dairy Farm's balance sheet into a net cash position, and the company proposes to repurchase up to 10% of its issued share capital by way of a tender offer. Such a move would still enable Dairy Farm to maintain its active investment strategy.

Operations

Jardine Pacific improved the composition of its business portfolio and released value through the sale of its interests in Jardine Securicor and Colliers Jardine, in the latter case retaining the Hong Kong property management division which it believes offers scope for expansion. Jardine Pacific's range of air cargo, aviation services, shipping and logistics operations have all been affected to some degree by recent events. Nevertheless, Hong Kong's role as a regional transportation hub serving China's primary export manufacturing base provides a solid foundation for their growth. Jardine Pacific's engineering and construction businesses are trading well in difficult markets, and opportunities that offer scope for development of group companies over the medium term are being sought in Mainland China.

Jardine Motors Group's main areas of focus are now Asia, the United Kingdom and the United States following the sale in early 2002 of its French dealership group, Cica. The company's distributorship of Mercedes-Benz vehicles in Hong Kong and Macau through Zung Fu will revert mid-year to DaimlerChrysler and, while its exclusive dealership will remain a profitable business, there will be an impact on results. Looking to the future, Zung Fu has continued to build its network of service centres in Southern China, primarily handling Mercedes-Benz, which will form the basis for a motor dealership operation once regulations permit.

As Hongkong Land's new development in Central Hong Kong, Chater House, nears completion in a difficult market, the group has secured prestige anchor tenants for both the office and retail portions. The outlook for the rest of its unique Hong Kong portfolio remains sound as occupancies are maintained at above 95%. Elsewhere in the region, following the success of its Raffles Link development in Singapore, Hongkong Land joined a consortium with the Cheung Kong and Keppel groups to make the winning bid for the right to develop Marina Boulevard, a new business and commercial complex in central Singapore. The company has also partnered with Mainland Chinese interests to build a luxury residential complex in Beijing, a market that will benefit from the 2008 Olympic Games.

After Dairy Farm's disposal of Franklins, and some improvement of its position in the fiercely competitive Hong Kong supermarket sector, the company's management is now concentrating on areas of growth potential. Southeast Asia has been targeted for expansion, where despite economic difficulties retail sales have been buoyant. The company is investing in its network of Giant hypermarkets in Malaysia and Singapore, and has recently supported a rights issue by Hero to fund the expansion of its supermarket chain and the introduction of Giant hypermarkets to Indonesia. The success in Southern China of 7-Eleven, where Dairy Farm now operates in joint venture some 70 stores, has also persuaded management to set a target of 350 stores there by 2005 - almost as large a network as the company currently operates in Hong Kong.

Depressed industry conditions have not halted Mandarin Oriental's global expansion programme and its goal of achieving over 10,000 luxury rooms under management. The group has three new properties under development which will increase its 6,600 room portfolio by a further 800 rooms. In addition to its current project in New York, which will come on stream in 2003, the group is to manage a new hotel in central Tokyo on its completion in 2006, and has recently announced a new hotel in Washington, which is targeted to open in 2004.

Jardine Lloyd Thompson had another excellent year as it integrated recent acquisitions and offered its customers sophisticated risk management services in a market that was hardening even before the shattering events of 11th September. Since the merger of Jardine Insurance Brokers with Lloyd Thompson in 1997, the company has established itself as a significant presence in the insurance broking and employee benefit fields. In doing so, it has earned a reputation as an attractive employer and an innovative operator - important attributes in an industry where professionalism is the key to winning market share.

Cycle & Carriage holds a 32% stake in Astra, one of Indonesia's largest conglomerates with a wide exposure to opportunities in Asia's third most populous country. Despite the need for a provision resulting from the decline of the Indonesian Rupiah, Astra produced a good trading performance in 2001 and it should become a significant contributor to Cycle & Carriage once its foreign currency debt problems are resolved.

China Expansion

With China gaining accession to the WTO in 2001, we have positioned ourselves for new opportunities that are being created. Operating conditions in China will not be easy, but it is a country where we have considerable experience - our most recent activity stemming from the start of Mainland China's open door policy in 1979. We are confident that Hong Kong will also benefit immensely from the growth of China.

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The Right People

We could have achieved very little of what we have without the energy, enterprise and professionalism of our people. We continue to train and motivate our employees through all possible means.

This year, we launched a new award programme, "Pride in Performance". The Award will be presented each year to the business team that best demonstrates real success in delivering performance. It will reward the creation of sustained value, which will include achievements in areas such as risk reduction, innovative application of technology and new business ventures as well as significant profit improvements. The Award goes to the heart of the enterprising spirit that has served the Group well for 170 years.

The Group's success in identifying the right people has been widely recognised. In 2001, Group companies received over 200 international and local awards that demonstrate the high quality of their management and staff. These include awards for hotel and retail service, catering, construction safety, insurance broking and environmental protection, and were presented to businesses such as Gammon Construction, IKEA, Jardine Lloyd Thompson, Mandarin Oriental, Mannings, Maxim's and Pizza Hut. It is of great importance to us that each of our companies should be a leader in its field, and that this quality should be evidenced by the attitude of everyone in the organisation.

The Future

The financial stability, diversity and strong market position of our businesses provide the Group with a solid foundation with which to face the current downturn. Most of the leading economies on which the prosperity of the Asia-Pacific region depends are facing uncertain prospects, with no clear indication when conditions will improve. In these circumstances, our Group companies have learned to combine tight financial control with a continuous search for opportunities for profitable expansion. We aim to offer scope for the right people to succeed, effective partnerships within the communities in which we operate and, most importantly, value creation for our shareholders.

Percy Weatherall
Managing Director
27th February 2002

Jardine Pacific

Weak consumer markets and lower levels of trading activity in the Asia-Pacific region inevitably impacted the performance of a number of Jardine Pacific's businesses in 2001. The difficult economic conditions worsened in the latter part of the year, and Jardine Pacific produced an underlying profit of US$77 million, down 17%. The return on average shareholders' funds in 2001, excluding non-recurring items, was 14% compared with 16% in the prior year. Net borrowings at the end of the year stood at US$150 million, producing a gearing of 27%.

Conditions for most of Jardine Pacific's businesses remain uncertain and it is too early to predict any material improvement. Nevertheless, the group has leading businesses in strong sectors, such as engineering and construction, transport services and logistics, and IT solutions, that are well placed to grow as conditions improve.

The following is summary financial information of the larger businesses in this portfolio:

	Underlying profit		Shareholders' funds	
	2001 US$m	2000 US$m	**2001 US$m**	2000 US$m
Gammon Construction	**13**	15	**61**	66
HACTL	**17**	16	**110**	107
IKEA	**5**	6	**11**	12
Jardine Aviation Services	**6**	4	**14**	20
Jardine Engineering Corporation	**14**	15	**67**	60
Jardine OneSolution	**4**	8	**64**	90
Jardine Property Investment	**6**	6	**160**	166
Jardine Restaurants	**8**	8	**14**	18
Jardine Schindler	**11**	8	**15**	24
Jardine Shipping Services	**5**	7	**11**	10
Pacific Finance	**2**	4	**31**	29
Other	**(2)**	7	**86**	95
	89	104	**644**	697
Corporate	**(12)**	(11)	**(120)**	(138)
	77	93	**524**	559

GAMMON CONSTRUCTION saw its profits decline by 15% due to a poor result in China. Its order book, however, is still over US$900 million despite the low level of new work available in Hong Kong. JARDINE ENGINEERING CORPORATION had another good year, although its profits were down due to the absence of contribution from Chubb China, which was sold in 2000. The Caterpillar dealerships in Taiwan and Hawaii and the Trane air-conditioning operations all generated increased returns.

JARDINE SCHINDLER also performed well and increased its profit contribution by 37%. New order intake was down in line with the market, but the maintenance portfolio rose to over 15,000 units for the first time. Its elevator and escalator factory in Malaysia continued to struggle due to the competitive market, and the elevator unit was closed in November.

The 9% fall in cargo through-put at Hong Kong's Chek Lap Kok airport had an inevitable impact on the profitability of HACTL, but this was offset by lower interest rates and operational efficiencies. JARDINE AVIATION SERVICES generated higher earnings from its Hong Kong interests, but faced a more difficult operating environment in the last quarter. The shipping sector experienced a drop in rates and volumes during the year, which impacted JARDINE SHIPPING SERVICES, although parts of the operation continued to trade well.

JARDINE ONESOLUTION'S performance was adversely impacted by the severe downturn in the global economy, which caused a significant fall in corporate IT spend, particularly in the second half. A non-recurring impairment charge of US$21 million has been made in respect of goodwill relating to prior acquisitions.

IKEA's sales grew by 7% in Hong Kong, but profitability fell slightly. RESTAURANTS saw a 6% drop in earnings, with Hong Kong facing the most difficult trading environment. In contrast, earnings in Hawaii, Taiwan and Southern China were all flat or up slightly.

The competitive consumer finance market in Hong Kong and an increase in personal bankruptcies impacted PACIFIC FINANCE during the year. The falling interest rate environment helped offset the effects, but earnings were down. The value of JARDINE PROPERTY INVESTMENTS' residential property portfolio fell marginally, but the net yield was maintained.

The earnings from Jardine Pacific's other interests were negatively affected by the losses in two businesses, Colliers Jardine and Jardine Logistics. The group's interest in the former was sold at the end of the year, with Jardine Pacific retaining 100% ownership of its profitable Hong Kong property management business. The management of Jardine Logistics was restructured, and an improved performance is expected in 2002. The group also sold its interests in Jardine Securicor and the Hong Kong Security Center in December for US$43 million, realising a profit on sale of US$24 million, as further steps were taken to refine the portfolio and release value created.

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Jardine Motors Group

Jardine Motors Group achieved an underlying profit of US$51 million, the increase of 100% mainly due to the return to profitability of its UK operations. After non-recurring items of US$13 million, principally an impairment charge for a software investment and a provision for restructuring costs, a net profit of US$38 million was recorded, compared to a net loss of US$37 million in 2000. Revenue declined by 2% to US$2.5 billion following the disposal of loss-making dealerships in the United Kingdom.

In Hong Kong, the passenger car market contracted by 2% and Zung Fu saw lower margins on new car sales, but it was able to increase its market share. After-sales activities continued to make a strong contribution and cost control remained a priority. A positive contribution was also achieved in Mainland China, where the results benefited from volume growth in Southern Star, its Mercedes-Benz distribution joint venture, and improved results from Zung Fu's enhanced service network.

There was a reduced contribution from Tunas Ridean, the group's 30% Indonesian associate, while in India the group's joint-venture continued to produce losses and a major restructuring of the business is being undertaken.

In the United Kingdom, margins improved in a passenger car market that reached record volumes. Against this background, Jardine Motors Group's new management team rationalised the dealership portfolio and returned the principal businesses to profitability. There was also a marked turn-around at the Polar Motor Group joint-venture with Ford. DaimlerChrysler, however, is reorganising its Mercedes-Benz dealer network in the United Kingdom, and, while the group will remain a significant participant, a lower profit contribution is expected.

There was a reduced profit contribution from France, and in a transaction completed in early 2002 the group disposed of its interest in Cica, the French dealership operation. The group will retain an equity interest in Exlinea, which is engaged in e-commerce and related activities in France. In the United States the group achieved improved results, mainly attributable to an expansion of after-sales operations and lower interest costs.

Looking ahead, Jardine Motors Group will continue to refine its UK business by focusing on balance sheet efficiency and cost control, and positioning itself for the expected changes in the Block Exemption trading practices. In Hong Kong and Macau, profitability will be adversely affected by the new Mercedes-Benz distribution arrangements from mid-2002, while in Southern China further development of the service network will be undertaken.

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Jardine Lloyd Thompson

Jardine Lloyd Thompson's turnover increased 22% to £350 million in 2001. Profit before tax, exceptional items and goodwill amortisation rose 18% to £84 million, based on UK accounting standards. This performance, which maintains and builds upon JLT's growth in recent years, benefited from the acquisitions in the United Kingdom in 2000 of Burke Ford and Abbey National Benefit Consultants and the strength of the company's traditional business within Risk Solutions, Corporate Risks and Services.

JLT's operational structure has been reorganised into two new business groups; Risk & Insurance Group, which comprises its worldwide insurance and reinsurance broking and local government activities; and Employee Benefits covering pension administration, outsourcing, employee benefits, consultancy and United States group marketing activities. The latter businesses have grown substantially, and JLT now has one of the United Kingdom's largest outsourced pensions administration operations.

Risk & Insurance Group revenue from continuing operations grew by 15% in 2001 to £272 million, reflecting organic growth and new business as demand for JLT's services increased in a harder market. The excellent 19% growth in revenue of Risk Solutions was due to a strong performance across the business, particularly from Casualty, Construction, Energy, Property, and Marine and Aviation Reinsurance. Elsewhere in this business group, good performances came from the United Kingdom and Ireland, Asia and Australia.

Employee Benefits revenue increased by some 79% in 2001 to £74 million, benefiting from the acquisition of Abbey National Benefit Consultants together with new business growth.

The insurance market in which JLT operates was already in a hardening cycle before the World Trade Center loss on 11th September and there have since been substantial premium increases across almost all classes of insurance business. While new capital has been attracted to the insurance industry, it is not expected to be significant enough to restrain the anticipated upturn in pricing for at least the next two years. JLT's strong financial position and reputation for professionalism and innovation will allow the group to maintain sustainable organic growth and to capitalize on its unique market position in 2002.

Jardine Strategic

Against the background of a steadily deteriorating global economic environment and disappointing performances in the Asian economies in which Jardine Strategic's businesses primarily operate, the company did well to increase underlying earnings per share in 2001 by 44% to US¢22.00. The improvement reflects the benefits of larger interests in a number of Group companies.

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Underlying profit in 2001 rose to US$146 million, compared to US$128 million in 2000. Hongkong Land's contribution to Jardine Strategic's results increased, due to the company's higher percentage holding, and Dairy Farm reported a much-improved result. Mixed performances in Jardine Matheson's directly held interests reduced its contribution. The unusually depressed markets in the wake of the terrorist attack impacted Mandarin Oriental's result, while a difficult year in Cycle & Carriage's traditional businesses was offset by a better performance from Astra and the write-back of provisions.

The net asset value per share, based on the market price of Jardine Strategic's holdings at the year end, was US$4.88, a decrease of 4%.

Further purchases and buybacks of shares in Group companies were made in 2001. Jardine Matheson's repurchase of its own shares increased Jardine Strategic's attributable interest to 51%. In turn, Jardine Matheson's interest in Jardine Strategic increased to 75%, in part due to share buy-backs by the company. Jardine Strategic's other interests have also risen, and it now holds 41% of Hongkong Land, 62% of Dairy Farm, 66% of Mandarin Oriental and 29% of Cycle & Carriage.

Advantage was taken of the decline in US dollar interest rates to enhance Jardine Strategic's debt profile and diversify its sources of debt financing. A US$300 million global ten-year bond was issued on excellent terms in November 2001. The company's portfolio of first class businesses with strong cash flows was an important factor in securing this favourable access to financial markets.

Edaran Otomobil Nasional, in which the Group holds a 19% interest, continued to perform well as the demand for the Proton car remained quite firm in 2001. Of its financial services interests, EON Bank is undergoing a restructuring which should result in a public listing. Jardine Strategic also has a 20% stake in Tata Industries, an investment vehicle of the Tata Group for new ventures in India with interests in the areas of telecommunications, property, financial services and auto-components.

Dairy Farm

Dairy Farm made significant progress in 2001 against a backdrop of poor economic conditions in most of its markets. A major problem was resolved through the disposal of its Australian business and sustained developments in areas seen as profit drivers for the future were initiated. The group's sales from continuing activities of US$3,470 million were 7% ahead of 2000, with growth in all regions. Each of the group's regional businesses showed an improved performance, and its underlying profit of US$48 million, compared to US$1 million in the prior year, represented underlying earnings per share of US¢2.87.

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Dairy Farm undertook a managed sell-down of Franklins in Australia as the most effective means of realising value from the limited options available. An assessment of Franklins' assets in 2000 had led to an impairment charge of US$129 million. During the course of the disposal programme a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million.

Dairy Farm's balance sheet moved into a net cash position, due mainly to the proceeds from disposals, and the company proposes to repurchase up to 10% of its issued share capital by way of a tender offer. Such a proposal would still enable the group to maintain its active investment strategy.

Improved results were achieved in all businesses in North Asia with Mannings and 7-Eleven in Hong Kong and Wellcome Taiwan all increasing profits. Wellcome Hong Kong also made good progress, although much has still to be done before it reaches acceptable levels of profitability. The successful 72 store 7-Eleven network in neighbouring Guangdong is being expanded to 350 stores by 2005. The Maxim's joint venture is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

Dairy Farm's focus in South Asia is on developing its Giant hypermarket format in Malaysia and Singapore, as well as introducing it into Indonesia and, subject to government approvals, India. During the year Dairy Farm was approached to sell its Woolworths supermarket operation in New Zealand, but after review, the decision was taken to retain and grow the business.

While the economic outlook is uncertain, Dairy Farm remains strong with sound retail businesses that are well positioned to succeed.

Hongkong Land

A weakening sentiment prevailed in the office market in Hong Kong in 2001, with the events in the United States in September accelerating the decline. The effect was mitigated in Central by a lack of supply, and occupancy in high quality buildings remained firm. Hongkong Land's net rental income was little changed as reversions were largely neutral, but higher levels of debt following share repurchases completed in January 2001 led to increased financing charges. Its underlying earnings fell by 7% to US$213 million, while underlying earnings per share reduced by 2% to US¢8.94.

The valuation of the group's investment property portfolio at the end of 2001 produced a deficit of US$600 million. Largely due to this deficit, shareholders' funds were reduced by 13% to US$6,048 million. The effect on net asset value per share was, however, mitigated by the group's action in December 2001 when it bought back a further 6.7% of its share capital at a

cost of US$295 million. As a consequence the net asset value per share benefited by 3% and restricted the overall fall in the year to 7%.

The group took advantage of fine interest rates to enhance its debt profile with a US$600 million global bond issue. Its strong cash flow has proven its worth not only in assuring stability of earnings in challenging times but also in securing favourable access to financial markets.

Hongkong Land's core portfolio of prime assets will be strengthened by the completion in 2002 of Chater House at the heart of Hong Kong's Central district. The group is continuing to make strategic investments, focusing on high quality assets in the best locations. These include new developments, such as One Marina Boulevard in Singapore and a residential site at Central Park in Beijing, and refurbishments, of which a planned upgrade of the Alexandra House retail podium in Hong Kong is the latest example.

The outlook for Hongkong Land's core market is closely tied to the timing and strength of global economic recovery, especially in the United States. The current weakness in the Hong Kong property sector has, however, deterred investment in new supply so that when demand recovers Hongkong Land should see a positive response in values and rentals in its prime locations.

Mandarin Oriental

Mandarin Oriental faced significant challenges in 2001 when, in an already weakening trading environment, the events of 11th September prompted a dramatic fall in both leisure and corporate travel. The effect on Mandarin Oriental was particularly severe as the latter part of the year is traditionally the strongest for many of its hotels. The company's consolidated profit before interest and tax for 2001 was US$41 million, a decrease of US$12 million from 2000. The decline, together with higher interest charges, resulted in a net profit of US$4 million, 76% down on the previous year. Shareholders' funds at the close of 2001 were US$890 million, down 9%, primarily due to a decline in value of the group's Hong Kong hotel properties.

Despite the poor trading environment, Mandarin Oriental remains committed to its long-term strategy of being one of the world's top luxury hotel groups with a target of 10,000 rooms under management. To achieve its goal the group is undertaking a programme of selective expansion in international destinations. In the last three years its portfolio has been increased from 12 to 18 properties, with 6,600 rooms, and three additional hotels under development. In New York the construction is progressing of the AOL Time Warner Center at the southwest corner of Central Park, which in 2003 will house the 251-room Mandarin Oriental, New York. The group has announced the development of a 400-room deluxe hotel in Washington D.C. to open in 2004, while, in Asia, Mandarin Oriental is to manage a new 171-room luxury hotel in Tokyo under a long-term lease upon its completion in 2006.

The quality of service upon which Mandarin Oriental's reputation is built was again recognised by a record number of international awards, both in individual hotels and for the group. 2002 will, however, be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future, and initiatives will continue to be pursued to enable the group to manage effectively through the downturn.

Cycle & Carriage

Cycle & Carriage's profit excluding exceptional items, under Singapore GAAP, decreased by 4% to S$166 million due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from its associate, Astra, on an equity accounting basis. The net profit for the year was S$120 million, an increase of 20% over 2000.

Earnings from motor operations fell by 45% to S$65 million, with all major markets experiencing much weaker consumer demand in the second half of the year as economies slowed. In Singapore, this position was compounded by the loss of the Mercedes-Benz distributorship from the beginning of the year.

The contribution from property was S$14 million excluding exceptional items, a decline of 15% due to the limited number of projects under development. MCL Land, in which Cycle & Carriage holds a 60% interest, recorded an operating profit of S$15 million, but made an additional provision of S$31 million in respect of foreseeable losses on its development properties.

Astra, in which Cycle & Carriage has recently increased its stake to 32%, achieved an improved performance due to good consumer demand, particularly for motorcycles, and lower interest rates on its considerable debt. It contributed S$67 million to Cycle & Carriage's results after exchange losses and an investment writedown - an improvement over the S$29 million loss in the previous year. Improved cash flows and proceeds from disposals funded loan prepayments, but Astra's exposure to debt, particularly foreign currency debt, remains significant.

Unlike in 2001, Cycle & Carriage's Singapore motor operations will not benefit from the importer margin on stocks carried over at the start of the year or the writeback of provisions, and revenues are likely to decline further in 2002. The motor operations elsewhere, however, are expected to produce reasonable performances despite the prevailing unsatisfactory market conditions. MCL Land will earn development profits from its recent property launches, but the sector is not expected to show any significant improvement overall. In Indonesia, Astra should maintain its trading performance if consumer demand remains steady, but its level of contribution to Cycle & Carriage will be dependent upon interest rates and the value of the Rupiah.

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Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000 US$m	2001 US$m	Note		2001 US$m	2000 US$m
10,362	9,413	2	Revenue	9,413	10,362
(7,820)	(7,079)		Cost of sales	(7,077)	(7,819)
2,542	2,334		Gross profit	2,336	2,543
138	172		Other operating income	172	130
(1,829)	(1,654)		Selling and distribution costs	(1,654)	(1,829)
(611)	(557)		Administration expenses	(557)	(611)
(112)	(91)		Other operating expenses	(92)	(137)
(129)	-		Impairment of assets in Dairy Farm	-	(129)
-	38		Net gain on disposal of Franklins' assets in Dairy Farm	38	-
834	-		Profit on sale of Robert Fleming	-	834
833	242	3	Operating profit	243	801
(106)	(161)		Net financing charges	(161)	(106)
338	224		Share of operating profit less net financing charges of associates and joint ventures	261	304
-	(88)	4	Impairment of assets in Cycle & Carriage	(88)	-
-	-		Fair value (losses)/gains on investment properties in Hongkong Land	(246)	748
338	136	5	Share of results of associates and joint ventures	(73)	1,052
1,065	217		Profit before tax	9	1,747
(113)	(101)	6	Tax	(103)	(111)
952	116		Profit/(loss) after tax	(94)	1,636
(19)	(1)		Outside interests	52	(194)
933	115		**Net profit/(loss)**	(42)	1,442

US¢	US¢			US¢	US¢
		7	**Earnings/(loss) per share**		
168.57	29.79		- basic	(10.72)	260.44
168.05	29.56		- diluted	(10.64)	259.64
		7	**Underlying earnings per share**		
30.13	44.46		- basic	47.97	31.95
30.04	44.13		- diluted	47.62	31.86

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Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2001

Prepared in accordance with IAS			Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000 US$m	**2001 US$m**		**2001 US$m**	2000 US$m
		Net operating assets		
51	**13**	Goodwill	**13**	51
1,618	**1,392**	Tangible assets	**2,141**	2,435
19	**13**	Investment properties	**163**	176
432	**440**	Leasehold land payments	**-**	-
2,055	**1,955**	Associates and joint ventures	**3,117**	3,404
976	**868**	Other investments	**868**	976
31	**26**	Deferred tax assets	**26**	31
86	**90**	Pension assets	**90**	86
-	**2**	Other non-current assets	**2**	-
5,268	**4,799**	Non-current assets	**6,420**	7,159
972	**768**	Stocks and work in progress	**768**	972
812	**640**	Debtors and prepayments	**640**	812
1,376	**959**	Bank balances and other liquid funds	**959**	1,376
3,160	**2,367**	Current assets	**2,367**	3,160
(2,129)	**(1,625)**	Creditors and accruals	**(1,625)**	(2,129)
(384)	**(434)**	Borrowings	**(434)**	(384)
(33)	**(31)**	Current tax liabilities	**(31)**	(33)
(42)	**(35)**	Provisions	**(35)**	(42)
(2,588)	**(2,125)**	Current liabilities	**(2,125)**	(2,588)
572	**242**	Net current assets	**242**	572
(2,742)	**(2,136)**	Long-term borrowings	**(2,136)**	(2,742)
(70)	**(59)**	Deferred tax liabilities	**(66)**	(76)
(13)	**(14)**	Pension liabilities	**(14)**	(13)
(81)	**(45)**	Other non-current liabilities	**(45)**	(81)
2,934	**2,787**		**4,401**	4,819
		Capital employed		
156	**153**	Share capital	**153**	156
-	**-**	Share premium	**-**	-
2,619	**2,515**	Revenue and other reserves	**3,501**	3,802
(630)	**(641)**	Own shares held	**(641)**	(630)
2,145	**2,027**	Shareholders' funds	**3,013**	3,328
789	**760**	Outside interests	**1,388**	1,491
2,934	**2,787**		**4,401**	4,819

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Jardine Matheson Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	**2000 US$m**
			At 1st January		
3,106	**3,328**		- as previously reported	**3,328**	3,106
(639)	**(1,183)**		- effect of adopting IAS 40 and consequential changes	**-**	-
2,467	**2,145**			**3,328**	3,106
-	**141**		- effect of adopting IAS 39	**141**	-
2,467	**2,286**		- as restated	**3,469**	3,106
			Revaluation of properties		
6	**(4)**		- net revaluation (deficit)/surplus	**(44)**	45
(1)	**1**		- deferred tax	**1**	(1)
			Revaluation of other investments		
-	**(159)**		- fair value losses	**(159)**	-
-	**(9)**		- transfer to consolidated profit and loss account on disposal	**(9)**	-
			Net exchange translation differences		
(82)	**(43)**		- amount arising in year	**(43)**	(86)
55	**15**		- transfer to consolidated profit and loss account on disposal of businesses	**15**	55
			Cash flow hedges		
-	**(14)**		- fair value losses	**(14)**	-
-	**9**		- transfer to consolidated profit and loss account	**9**	-
-	**(1)**		- recognised in stocks and work in progress	**(1)**	-
-	**1**		- deferred tax	**1**	-
2	**-**		Other	**-**	2
(20)	**(204)**		Net (losses)/gains not recognised in consolidated profit and loss account	**(244)**	15
933	**115**		Net profit/(loss)	**(42)**	1,442
(137)	**(103)**	8	Dividends	**(103)**	(137)
2	**2**		Exercise of share options	**2**	2
104	**28**		Scrip issued in lieu of dividends	**28**	104
(1,065)	**(88)**		Repurchase of shares	**(88)**	(1,065)
2	**2**		Change in attributable interests	**2**	2
(141)	**(11)**		Increase in own shares held	**(11)**	(141)
2,145	**2,027**		At 31st December	**3,013**	3,328

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Operating activities		
833	242		Operating profit	243	801
244	202		Depreciation and amortisation	200	243
(726)	(86)		Other non-cash items	(85)	(693)
3	(2)		(Increase)/decrease in working capital	(2)	3
69	37		Interest received	37	69
(160)	(187)		Interest and other financing charges paid	(187)	(160)
(42)	(49)		Tax paid	(49)	(42)
221	157			157	221
210	200		Dividends from associates and joint ventures	200	210
431	357		Cash flows from operating activities	357	431
			Investing activities		
(1,010)	(67)	*9(a)*	Purchase of subsidiary undertakings	(67)	(1,010)
(92)	(91)	*9(b)*	Purchase of associates and joint ventures	(91)	(92)
(18)	(21)		Purchase of other investments	(21)	(18)
(319)	(208)		Purchase of tangible assets	(209)	(319)
-	(1)		Leasehold land payments	-	-
35	(232)	*9(c)*	Sale of subsidiary undertakings	(232)	35
749	30	*9(d)*	Sale of associates and joint ventures	30	749
4	198	*9(e)*	Sale of other investments	198	4
28	51		Sale of tangible assets	51	28
1	-		Sale of investment properties	-	1
-	217		Disposal of Franklins' assets in Dairy Farm	217	-
(622)	(124)		Cash flows from investing activities	(124)	(622)
			Financing activities		
1	2		Issue of shares	2	1
(992)	(88)		Repurchase of shares	(88)	(992)
17	6		Capital contribution from outside shareholders	6	17
4,075	6,238		Drawdown of borrowings	6,238	4,075
(2,922)	(6,687)		Repayment of borrowings	(6,687)	(2,922)
(79)	(53)		Dividends paid by the Company	(53)	(79)
(104)	(44)		Dividends paid to outside shareholders	(44)	(104)
(4)	(626)		Cash flows from financing activities	(626)	(4)
(35)	(16)		Effect of exchange rate changes	(16)	(35)
(230)	(409)		Net decrease in cash and cash equivalents	(409)	(230)
1,548	1,318		Cash and cash equivalents at 1st January	1,318	1,548
1,318	909		Cash and cash equivalents at 31st December	909	1,318

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Jardine Matheson Holdings Limited
Consolidated Profit Contribution
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
		Group Contribution		
92	75	Jardine Pacific	77	93
21	54	Jardine Motors Group	54	21
19	23	Jardine Lloyd Thompson	23	19
3	21	Dairy Farm	22	3
50	57	Hongkong Land	68	57
5	4	Mandarin Oriental	4	7
7	15	Cycle & Carriage	15	7
197	249	Profit from core businesses	263	207
(30)	(77)	Corporate and other interests	(77)	(30)
167	172	Underlying net profit	186	177
766	(57)	Non-recurring items	(228)	1,265
933	115	Net profit/(loss)	(42)	1,442
		Further analysis of Jardine Pacific		
15	13	Gammon Construction	13	15
16	17	HACTL	17	16
6	5	IKEA	5	6
4	6	Jardine Aviation Services	6	4
15	14	Jardine Engineering Corporation	14	15
8	4	Jardine OneSolution	4	8
5	5	Jardine Property Investment	6	6
8	8	Jardine Restaurants	8	8
8	11	Jardine Schindler	11	8
7	5	Jardine Shipping Services	5	7
4	2	Pacific Finance	2	4
7	(3)	Other	(2)	7
103	87		89	104
(11)	(12)	Corporate	(12)	(11)
92	75		77	93
		Further analysis of Jardine Motors Group		
51	44	Hong Kong and Mainland China	44	51
(30)	5	United Kingdom	5	(30)
4	1	France	1	4
1	1	United States	1	1
26	51		51	26
-	-	Corporate and other interests	-	-
26	51		51	26
(5)	3	Attributable to outside interests and amortisation of goodwill	3	(5)
21	54		54	21

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1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2001 which have been prepared in conformity with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties.

Other than described below, there have been no changes to the accounting policies described in the 2000 annual financial statements.

(a) Financial information prepared in accordance with IAS

In 2001, the Group adopted IAS 39 - Financial Instruments: Recognition and Measurement, and IAS 40 - Investment Property.

In accordance with IAS 39, non-current investments and derivatives are recognised on the balance sheet at fair value. Unrealised gains and losses arising from changes in the fair value of non-current investments are taken to reserves until realised. This is a change in accounting policy as in previous years non-current investments were stated on the balance sheet at cost less amounts provided and derivatives were recognised to the extent of premiums paid or received on options. The effect of this change has been to increase shareholders' funds at 1st January 2001 by US$141 million.

In accordance with IAS 40 and as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings which are investment properties are carried at depreciated cost. Similarly leasehold interest in land in respect of other leasehold properties are carried at amortised cost. This is a change in accounting policy as in previous years the Group had reflected the fair value of leasehold properties in the financial statements and recorded fair value changes in property revaluation reserves. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$2 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$639 million and US$1,183 million respectively.

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1. Accounting Policies and Basis of Preparation (continued)

(b) Supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties

As described above, in prior years the Group reflected the fair value of leasehold properties in its financial statements. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 16 to 20 prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$511 million.

2. Revenue

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
By business:		
Jardine Pacific	**1,749**	1,794
Jardine Motors Group	**2,507**	2,550
Dairy Farm	**4,924**	5,733
Mandarin Oriental	**228**	227
Other activities	**5**	58
	9,413	10,362

3. Operating Profit

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
By business:		
Jardine Pacific	**40**	86
Jardine Motors Group	**66**	22
Dairy Farm	**54**	23
Mandarin Oriental	**30**	40
	190	171
Impairment of assets in Dairy Farm	**-**	(129)
Discontinuing operation - Franklins in Dairy Farm	**(43)**	(55)
Net gain on disposal of Franklins' assets in Dairy Farm	**38**	-
Profit on sale of Robert Fleming	**-**	834
Corporate and other interests	**57**	12
	242	833

4. Impairment of Assets in Cycle & Carriage

In view of the continuing weakness of the Indonesian Rupiah, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra International in April 2001. This review indicated that the future cash flows from Astra International's business, when discounted at an appropriate risk-adjusted discount rate which took account of the uncertainties surrounding the Indonesian economy and its currency, were not sufficient to support the balance of goodwill arising on the acquisition of this investment. Accordingly, the balance of the goodwill was written off. The loss attributable to the Group, after tax and outside interests, amounted to US$65 million.

5. Share of Results of Associates and Joint Ventures

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
By business:		
Jardine Pacific	65	66
Jardine Motors Group	-	(29)
Jardine Lloyd Thompson	35	37
Dairy Farm	34	37
Hongkong Land	57	130
Mandarin Oriental	9	7
Cycle & Carriage	24	24
	224	272
Discontinuing operation - Franklins in Dairy Farm	-	(1)
Discontinued operation - Robert Fleming	-	67
Impairment of assets in Cycle & Carriage	(88)	-
	136	338

6. Tax

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
Company and subsidiary undertakings	47	42
Associates and joint ventures	54	71
	101	113

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$8 million *(2000: US$12 million)*.

7. Earnings Per Share

Basic earnings per share are calculated on net profit of US$115 million *(2000: US$933 million)* and on the weighted average number of 387 million *(2000: 553 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of 390 million *(2000: 555 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on a net loss of US$42 million *(2000: net profit of US$1,442 million)* as shown in the supplementary financial information.

7. Earnings Per Share (continued)

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IAS			Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000 US$m	**2001 US$m**		**2001 US$m**	2000 US$m
167	**172**	Underlying net profit	**186**	177
		Discontinuing operations		
(26)	**(24)**	- net loss of Franklins in Dairy Farm	**(24)**	(26)
-	**22**	- net gain on disposal of Franklins' assets in Dairy Farm	**22**	-
44	**-**	- net profit of Robert Fleming	**-**	44
767	**-**	- profit on sale of Robert Fleming	**-**	767
785	**(2)**		**(2)**	785
		Sale and closure of businesses		
-	**24**	- Jardine Securicor	**24**	-
58	**-**	- Chubb China	**-**	58
16	**-**	- Matheson Financial	**-**	16
15	**(5)**	- other	**(5)**	15
89	**19**		**19**	89
		Asset impairment		
(43)	**(29)**	- Jardine Pacific	**(29)**	(35)
(34)	**(11)**	- Jardine Motors Group	**(9)**	(34)
(51)	**(6)**	- Dairy Farm	**(6)**	(51)
27	**(22)**	- Hongkong Land	**(9)**	(5)
-	**(65)**	- Astra International	**(65)**	-
(4)	**(13)**	- other	**(13)**	(4)
(105)	**(146)**		**(131)**	(129)
8	**1**	Sale and revaluation of properties	**1**	(3)
		Fair value (losses)/gains on investment properties		
-	**-**	- Hongkong Land	**(185)**	550
2	**(3)**	- other	**(4)**	(14)
2	**(3)**		**(189)**	536
-	**51**	Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**51**	-
-	**22**	Sale of investments	**22**	-
(13)	**1**	Other non-recurring items	**1**	(13)
933	**115**	Net profit/(loss)	**(42)**	1,442

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8. Dividends

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
Final dividend in respect of 2000 of US¢18.70 *(1999: US¢17.20)* per share	117	137
Interim dividend in respect of 2001 of US¢7.80 *(2000: US¢7.80)* per share	48	49
	165	186
Less Company's share of dividends paid on the shares held by subsidiary undertakings	(62)	(49)
	103	137

A final dividend in respect of 2001 of US¢18.70 *(2000: US¢18.70)* per share amounting to a total of US$115 million *(2000: US$117 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$44 million *(2000: US$43 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

9. Notes to Consolidated Cash Flow Statement

	Prepared in accordance with IAS	
(a) Purchase of subsidiary undertakings	2001 US$m	2000 US$m
Tangible assets	4	106
Associates and joint ventures	-	22
Other investments	-	21
Current assets	62	47
Current liabilities	(65)	(34)
Long-term borrowings	-	(31)
Outside interests	3	1
Fair value at acquisition	4	132
Goodwill attributable to subsidiary undertakings	9	63
Total consideration	13	195
Adjustment for deferred consideration and carrying value of associates and joint ventures	-	(9)
Cash and cash equivalents of subsidiary undertakings acquired	(40)	(11)
Net cash (inflow)/outflow	(27)	175
Payment of deferred consideration	12	9
Privatisation of Jardine Motors Group	-	69
Purchase of shares in Jardine Strategic	41	495
Purchase of shares in Dairy Farm	24	27
Purchase of shares in Mandarin Oriental	17	27
Restructuring of Connaught Investors	-	208
	67	1,010

9. Notes to Consolidated Cash Flow Statement (continued)

Net cash outflow in 2000 of US$175 million included Mandarin Oriental's acquisition of The Rafael Group of US$135 million.

(b) Purchase of associates and joint ventures in 2001 included Jardine Strategic's increased interests in Hongkong Land of US$50 million *(2000: US$37 million)* and Cycle & Carriage of US$11 million *(2000: US$6 million)*.

	Prepared in accordance with IAS	
	2001	2000
(c) Sale of subsidiary undertakings	**US$m**	US$m
Tangible assets	**6**	23
Investment properties	**5**	-
Leasehold land payments	**4**	-
Pension assets	**2**	1
Current assets	**470**	99
Current liabilities	**(405)**	(83)
Long-term borrowings	**-**	(15)
Outside interests	**(1)**	(5)
Net assets disposed of	**81**	20
Profit on disposal	**22**	28
Sale proceeds	**103**	48
Adjustment for deferred consideration	**(1)**	-
Cash and cash equivalents of subsidiary undertakings disposed of	**(334)**	(13)
Net cash (outflow)/inflow	**(232)**	35

Net cash outflow in 2001 of US$232 million included a cash outflow of US$298 million relating to the disposal of Matheson Bank in the United Kingdom and a cash inflow of US$54 million relating to Dairy Farm's sale of Sims Trading.

(d) Sale of associates and joint ventures in 2001 included US$33 million relating to Jardine Pacific's sale of its interest in Jardine Securicor. Sale of associates and joint ventures in 2000 included net proceeds from the sale of the Group's interests in Robert Fleming of US$639 million and Jardine Pacific's sale of Chubb China of US$70 million.

(e) Sale of other investments in 2001 included Jardine Strategic's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

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The final dividend of US¢18.70 per share will be payable on 16th May 2002, subject to approval at the Annual General Meeting to be held on 9th May 2002, to shareholders on the register of members at the close of business on 15th March 2002, and will be available in cash with a scrip alternative. The ex-dividend date will be on 13th March 2002, and the share registers will be closed from 18th to 22nd March 2002, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th April 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2002. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Megan Ross (852) 2501 7986

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2001 can be accessed through the Internet at "www.jardines.com".